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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70827

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/21/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TCM BD, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1701 Village Center Circle
(No. and Street)

Las Vegas	NV	89134
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Susan Hayes	(609) 642-6593	shayes@pattentraining.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith + Brown, PC
(Name – if individual, state last, first, and middle name)

1411 Broadway, 9th floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

10/03/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ryan Caswell _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TCM BD, LLC _____, as of 12/31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ALBINA MEILIUNAITE
Notary Public, State of Nevada
No. 22-7694-01
My Appt. Exp. Jan. 6, 2026

Signature: _____

Title: _____
President

Albina Meiliunaite
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TCM BD, LLC

Financial Statements and Report of
Independent Registered Public Accounting Firm
Pursuant to Rule 17a-5

For the Period from July 21, 2022 (commencement of operations)

Through December 31, 2022

TCM BD, LLC
Table of Contents
December 31, 2022

withum

ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Those Charged with Governance of
TCM BD, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TCM BD, LLC (the "Company") as of December 31, 2022, the related statements of operations, changes in member's equity and cash flows for the period from July 21, 2022 (commencement of operation) through December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for period from July 21, 2022 (commencement of operation) through December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, contained in schedules I and II, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2022.

New York, New York
March 21, 2023

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 **T** (212) 751 9100 **F** (212) 750 3262 **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

1

TCM BD, LLC
Statement of Financial Condition
December 31, 2022

ASSETS		
Cash	$	114,966
Prepaid expenses		9,957
Total Assets	$	124,923
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	8,320
Payable to parent		17,256
Payable to affiliate		4,140
Total Liabilities		29,716
MEMBER'S EQUITY		95,207
Total Liabilities and Member's Equity	$	124,923

The accompanying notes are an integral part of these financial statements.

TCM BD, LLC

Statement of Operations

For the Period from July 21, 2022 (commencement of operations) Through December 31, 2022

Revenues		
Interest income	$	897
Total revenues		897
Expenses		
Insurance expense		5,073
Management fees		6,000
Occupancy and equipment		4,140
Professional fees		79,862
Regulatory fees		1,472
		96,547
Net loss	$	(95,650)

The accompanying notes are an integral part of these financial statements.

TCM BD, LLC
Statement of Changes in Member's Equity
For the Period from July 21, 2022 (commencement of operations) Through December 31, 2022

Balance, July 21, 2022	$	190,857
Net loss		(95,650)
Balance, December 31, 2022	$	95,207

The accompanying notes are an integral part of these financial statements.

TCM BD, LLC
Statement of Cash Flows
For the Period from July 21, 2022 (commencement of operations) Through December 31, 2022

Cash Flows from Operating Activities		
Net loss	$	(95,650)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Change in operating assets and liabilities:		
Increase in prepaid expenses		(8,526)
Increase in accounts payable and accrued liabilities		4,965
Increase in payable to parent		17,256
Increase in payable to affiliate		4,140
Net cash used in operating activities		(77,815)
Net Decrease in Cash		(77,815)
Cash, Beginning of Period		192,781
Cash, End of Period	$	114,966

Supplemental Disclosures of Cash Flow Information:
There was no cash paid during the period for interest or income taxes.

The accompanying notes are an integral part of these financial statements.

TCM BD, LLC
Notes to Financial Statements
For the Period from July 21, 2022 (commencement of operations) Through December 31, 2022

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

TCM BD, LLC (the Company) was organized on September 15, 2021, as a limited liability company in accordance with the laws of the State of Delaware. The Company became a registered broker-dealer with the Securities and Exchange Commission (SEC) on July 21, 2022, and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company's operations consist primarily of acting as placement agent and finder for private placements of securities for unaffiliated and affiliated issuers on a best-efforts basis. The private placements are conducted on a contingent basis and involve securities that are not registered with the SEC pursuant to the Securities Act of 1933, as amended, and are eligible for exemption under Rule 506(b) of Regulation D.

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.l 7a-5. The Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

The Company is a wholly owned subsidiary of Trasimene Capital Management, LLC (Parent).

In accordance with ASU 2014-15, Disclosures of Uncertainties About an Entity's Ability to Continue as a Going Concern, the Company believes that its business operations will continue for the foreseeable future, as it has the support of the Parent which will provide additional capital to the Company as required. The Company has incurred losses since its inception in 2021, including a loss of $95,650 for the period from July 21, 2022 through December 31, 2022. The Parent has committed to funding the working capital needs of the Company until the earlier of one year from the date of these financial statements or until the Company earns revenue sufficient to support its working capital needs.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Significant Judgments

Revenue from contracts includes private placement commission revenue.   The recognition and measurement of revenue is based on the assessment of individual contract terms.   Significant judgment is required to determine whether the performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Private Placement Commissions

From inception to date, the Company has not entered into any agreements that have generated operating revenues.   When such contracts are entered into wherein the Company participates in the distribution of securities in private placement offerings of securities on a best-efforts basis, each time a transaction is completed, the Company charges a commission. Commissions are recognized on the transaction completion date. The Company believes that the performance obligation is satisfied on the transaction completion date because that is when the underlying private placement interest is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Income Taxes

The Company is a single member limited liability company and is disregarded for federal income tax purposes. The Company's taxable income or loss is included in the tax return of its Parent; therefore, federal income taxes are not payable by, or provided for, the Company.

At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's tax preparers reviewed the Company's tax position and the results from operations and, as a result of this review, the Company has determined there were no uncertain tax positions.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company and its Parent are under common control. The existence of that control could create operating results and financial positions significantly different than if the Companies were autonomous. Transactions between the Company and the Parent were not consummated on terms equivalent to arm's length transactions.

The Company and its Parent entered into an Expense Sharing Agreement (ESA) effective November 10, 2021. The ESA will remain in effect unless terminated by either party upon thirty

(30) days' written notice. Under the terms of the ESA, the Parent supplies the Company with the services of management personnel and invoices the Company for legal and professional fees, insurance and other expenses it incurs on the Company's behalf.   The financial statements include the following items related to the ESA:

Statement of Financial Condition		
Prepaid expenses	$	7,433
Statement of Operations		
Insurance expense	$	5,073
Management fees		6,000
Professional fees		71,542
Regulatory fees		131

As of December 31, 2022, the Company owed its Parent $17,256 related to the ESA.

The Company recorded   occupancy expense of $4,140 for the period from July 21, 2022 through December 31, 2022 through a month-to-month rental arrangement with an affiliate, Cannae Holdings, Inc. As of December 31, 2022, $4,140 is payable to the affiliate as reported on on the statement of financial condition. Since the Company does not have a formal lease or sublease arrangement, it has not adopted ASC 842 – *Leases*. This determination is subject to ongoing reevaluation as facts and circumstances may require.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 8 to 1 during its first year of operation as a broker-dealer and 15 to 1 thereafter. At December 31, 2022 the Company had net capital of $85,250 which was $80,250 in excess of its minimum required net capital of $5,000. The Company's net capital ratio was .35 to 1.

NOTE 5. CONTINGENCIES

The Company had no significant commitments or contingencies at December 31, 2022.

NOTE 6. SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2022, through March 15, 2023, the date which the financial statements were available to be issued.

Supplemental Information

TCM BD, LLC
Supplemental Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2022

COMPUTATION OF NET CAPITAL

Total member's equity	$	95,207
Less non-allowable assets:		
Prepaid expenses		9,957
Net capital	$	85,250

Aggregate Indebtedness

Accounts payable and accrued liabilities	$	8,320
Payable to parent		17,256
Payable to affiliate		4,140
Total aggregate indebtedness	$	29,716

Computation of Basic Net Capital Requirement

Minimum net capital required (greater of $5,000 or 12.5% of total aggregate indebtedness during first year of operations)	$	5,000
Excess net capital	$	80,250
Ratio of aggregate indebtedness to net capital		.35 to 1.00

Reconciliation of Computation of Net Capital

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited December 31, 2022 FOCUS Report, Part IIA, Form X-17a-5. Accordingly, no reconciliation is necessary.

TCM BD, LLC
Supplemental Schedule II
Computation for Determination of Reserve Requirements and Information Relating to
Possession and Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
As of December 31, 2022

The Company does not claim exemption under Securities and Exchange Commission Rule 15c3-3 and relies on Footnote 74 of SEC Release 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. The Company carries no accounts, does not hold funds or securities for, or owe money or securities to, customers. Accordingly, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements and are not required.

Exemption Certification

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Those Charged With Governance of
TCM BD, LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which TCM BD, LLC (the "Company") stated the following:

    (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

    (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the statements referred to above. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions.

WithumSmith+Brown, PC

New York, New York
March 21, 2023

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496 **T** (212) 751 9100 **F** (212) 750 3262 **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

13

TCM BD, LLC
1701 Village Center Circle
Las Vegas, NV 89134

EXEMPTION REPORT

TCM BD, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-S, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-S(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period from July 21, 2022 to December 31, 2022 without exception.

TCM BD, LLC

I, Ryan Caswell, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____   Date: __3/21/2022__

Ryan Caswell
President
SEC Filing #8-70827
FINRA CRD #317259